SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 July, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Conclusion of Audit Tender Process dated 31 July 2026

Exhibit 1.1

31 July 2026

BP p.l.c.
Conclusion of Audit Tender Process

BP p.l.c. (the 'Company') today announces that, following the conclusion of a formal tender process for the role of statutory auditor, the Board has confirmed the re-appointment of Deloitte LLP ('Deloitte') as the Company's statutory auditor with effect from the 2028 financial year onwards. The re-appointment is subject to shareholder approval at the 2027 Annual General Meeting.

In line with applicable legislation, the Company is required to tender the statutory audit every 10 years and rotate every 20 years. The Company initially appointed Deloitte as the statutory auditor with effect from the 2018 financial year.

Information on the audit tender process will be included in the Company's 2026 Annual Report and Accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 31 July 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary